October 15, 2024

Jennifer G. Tejada
Chief Executive Officer and Chair of Board of Directors
PagerDuty, Inc.
600 Townsend St., Suite 200
San Francisco, CA 94108

        Re: PagerDuty, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed May 2, 2024
            File No. 001-38856
Dear Jennifer G. Tejada:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program